                             STOCKER & YALE, INC.
                              32 Hampshire Road
                         Salem, New Hampshire 03079
                               (603) 893-8778


                               March 15, 2000


VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     RE: Stocker & Yale, Inc. Registration Statement on Form S-3 Filed August 5, 1998-File No. 333-60721: Application for Withdrawal

Ladies and Gentlemen:

     This application is submitted on behalf of Stocker & Yale, Inc. (the "Company") with respect to the Company's registration statement on Form S-3 which was filed on August 5, 1998 (File No. 333-60721) (the "Registration Statement"), requesting that the Registration Statement be withdrawn.

     The request for withdrawal is made because the shares being registered for resale are now eligible for private resale in compliance with Rule 144. No offers or sales have been made pursuant to the Registration Statement.

     If you have any questions or require any additional information, please contact the undersigned at (603) 893-8778 or John T. Haggerty of Goodwin, Procter & Hoar LLP at (617) 570-1526.


                                            Sincerely,

                                            /s/ Gary B. Godin

                                            Gary B. Godin
                                            Chief Financial Officer

cc:  Michael K. Ferraro
       Securities and Exchange Commission